Exhibit 99.2

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT ("Agreement") is made as of July 31, 2021 by and among Sphere 3D Corp., an Ontario corporation (the "Company"), and Hertford Advisors Ltd. a Cayman Islands exempted company with offices at Office #122, Windward 3 Building, Regatta Office Park, West Bay Road Grand Cayman E9 KY 1-9006 (the "Investor").

A. The Company and the Investor are executing and delivering this Agreement in reliance upon (i) the exemption from securities registration afforded by the provisions of Regulation D ("Regulation D"), as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended, or (ii) the prospectus exemption provided by Section 2.3 of National Instrument 45-106 - Prospectus Exemptions ("NI 45 106"), in accordance with Schedule II hereto; and

B. Investor has agreed to purchase (i) Common Shares of the Company equal to 19.9% of Company's outstanding Common Shares as of the date hereof, and (ii) up to 296,000 shares of Preferred Stock (as defined below) calculated and delivered as provided in Exhibit A (the "Transaction").

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

"Affiliate" means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, such Person.

"Business Day" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"Common Share Equivalents" means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

"Common Shares" means the common shares in the capital of the Company (no par value).

"Company's Knowledge" means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company, after due inquiry.

"Confidential Information" means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

"Control" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Intellectual Property" means all of the following: (i) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice); (ii) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations, applications and renewals for any of the foregoing; and (v) proprietary computer software (including but not limited to data, data bases and documentation).

"Material Adverse Effect" means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), business or prospects of the Company and its Subsidiaries taken as a whole, or (ii) the ability of the Company to perform its obligations under the Transaction Documents.

"Material Contract" means any contract, instrument or other agreement to which the Company or any Subsidiary is a party or by which it is bound which has been listed as an exhibit in the SEC Filings.

"Nasdaq" means The Nasdaq Capital Market.

"Person" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

"Preferred Shares" means the Common Shares issuable upon conversion of the Preferred Stock.

"Preferred Stock" means the shares of Series H Convertible Preferred Stock of the Company, convertible into Common Shares of the Company.

"Purchase Price" shall consist of the following: (i) one agreement with CyQom LLC (the "Hosting Agreement") and (ii) the other three agreements to acquire data mining equipment (the "Equipment Agreements").  The Hosting Agreement shall consist of an agreement to construct and operate for a period of ten (10) years, a hosting plant utilizing primarily green energy that will provide up to 1GW of power, at a cost not to exceed 9.0 cents Kw/h, inclusive of energy, hosting and maintenance.  The plant will be built to specifications satisfactory to the Company.  The first Equipment Agreement is for the purchase of 30,000 Antminer S19j Pro machines (the "Pro Machines") and 30,000 Antminer S19j Machines, 2,500 Sj19 Machines of which are to be delivered no later than November 30, 2021, with Machines delivered each month thereafter per that certain Asset Purchase Agreement between the Company and Investor.  The Equipment Agreement will provide for a purchase price per Pro Machine of $5,800.  The second Equipment Agreement shall be for the purchase of 30,000 Pro Machines and 30,000 Antminer S19j Machines.  2,500 Sj19 Machines to be delivered no later than November 2021.  The final Equipment Agreement provides for 60,000 Sj19 Machines and 40,000 Pro Machines  The Equipment Agreement will provide for a purchase price per Sj19 Machine of $4,320.

"SEC Filings" has the meaning set forth in Section 4.6.

"Securities" means the Preferred Stock, the Preferred Shares and the Common Shares issuable pursuant to this Agreement.

"Short Sales" means all "short sales" as defined in Rule 200 of Regulation SHO under the 1934 Act.

"Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Transaction Documents" means this Agreement and the Certificate of Designation for the Preferred Stock.

"1933 Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"1934 Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2. Purchase and Sale of the Preferred Stock and Common Shares. Subject to the terms and conditions of this Agreement, the Investor shall purchase, and the Company shall sell and issue to the Investor, the Preferred Stock and Common Shares, in accordance with the schedule set forth in Exhibit A hereto, in exchange for the Purchase Price.

3. Closings. Unless other arrangements have been made with the Investor, upon confirmation that the other conditions to closing specified herein have been satisfied or duly waived by the Investor, the Company shall deliver to Pryor Cashman LLP, in trust, a certificate or certificates, registered in such name or names as the Investor may designate, representing the Preferred Stock or Common Shares, as applicable, with instructions that such certificates are to be held for release to the Investor only upon satisfaction of the conditions for such Closing. Unless other arrangements have been made with Investor, upon satisfaction of such conditions, the certificates evidencing the Preferred Stock or Common Shares, as applicable, shall be released to the Investor (each a "Closing"). The Closing of the purchase and sale of the Preferred Stock or Common Shares, as applicable, shall take place at the offices of Pryor Cashman LLP, 7 Times Square, New York, NY 10036, or at such other location and on such other date as the Company and the Investor shall mutually agree.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that:

4. 1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing (where such concept exists) under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted and to own or lease its properties, in each case as described in the SEC Filings. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not had and could not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization. The Company has the corporate power and authority to enter into this Agreement and has taken all requisite action on its part, its officers, directors and shareholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally and to general equitable principles.

4.3 Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, as set forth in the SEC Filings and in the Articles of Amalgamation of the Company, as amended and as in effect as of the date of this Agreement (the "Articles of Amalgamation"). All of the issued and outstanding Common Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable provincial, state and federal securities law and any rights of third parties. Except as described in the SEC Filings, all of the issued and outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights, were issued in full compliance with applicable provincial, state and federal securities law and any rights of third parties and are owned by the Company, beneficially and of record, subject to no lien, encumbrance or other adverse claim. Except as described in the SEC Filings, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described in the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company or any of its Subsidiaries is or may be obligated to issue any equity securities of any kind. Except as described or listed in the SEC Filings, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company held by them. Except as described in the SEC Filings, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other Person.  Except as described in the SEC Filings, the issuance and sale of the Securities hereunder will not obligate the Company to issue Common Shares or other securities to any other Person (other than the Investor) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.  Except as described in the SEC Filings, the Company does not have outstanding shareholder purchase rights, a "poison pill" or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4 Valid Issuance. The Securities have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws.

4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable provincial and state securities laws and post-sale filings pursuant to applicable provincial, state and federal securities laws which the Company undertakes to file within the applicable time periods. Subject to the accuracy of the representations and warranties of Investor set forth in Section 5 hereof, and, (i) the issuance and sale of the Securities, and (ii) the other transactions contemplated by the Transaction Documents from the provisions of any shareholder rights plan or other "poison pill" arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Articles of Amalgamation or the Company's Bylaws, as amended and as in effect as of the date of this Agreement (the "Bylaws"), that is or could reasonably be expected to become applicable to the Investor as a result of the transactions contemplated hereby, including, without limitation, the issuance of the Securities and the ownership, disposition or voting of the Securities by the Investor or the exercise of any right granted to the Investor pursuant to this Agreement or the other Transaction Documents.

4.6 Delivery of SEC Filings; Business. The Company has made available to the Investor all reports filed or furnished by the Company pursuant to Sections 13(a), 13(e), 14 and 15(d) of the 1934 Act since July 7, 2014 (collectively, the "SEC Filings"). The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period. The Company and its Subsidiaries are engaged in all material respects only in the business described in the SEC Filings and the SEC Filings contain a complete and accurate description in all material respects of the business of the Company and its Subsidiaries, taken as a whole.

4.7 No Material Adverse Change. Since December 31, 2020, except as described in the SEC Filings, there has not been:

(i) any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the SEC Filings, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii) any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

(iii) any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company or its Subsidiaries;

(iv) any waiver, not in the ordinary course of business, by the Company or any Subsidiary of a material right or of a material debt owed to it;

(v) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company or a Subsidiary, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company and its Subsidiaries taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi) any change or amendment to the Articles of Amalgamation (other than in connection with the transactions contemplated hereby) or Bylaws, or material change to any material contract or arrangement by which the Company or any Subsidiary is bound or to which any of their respective assets or properties is subject;

(vii) any material labor difficulties or labor union organizing activities with respect to employees of the Company or any Subsidiary;

(viii) any material transaction entered into by the Company or a Subsidiary other than in the ordinary course of business;

(ix) the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company or any Subsidiary;

(x) the loss or, to the Company's Knowledge, threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

(xi) any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.8 SEC Filings. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.9 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not (i) conflict with or result in a breach or violation of (a) any of the terms and provisions of, or constitute a default under the Articles of Amalgamation or the Bylaws (true and complete copies of which have been made available to the Investor through the EDGAR system), or (b) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company, any Subsidiary or any of their respective assets or properties, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien, encumbrance or other adverse claim upon any of the properties or assets of the Company or any Subsidiary or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, except in the case of clauses (i)(b) and (ii) above, such as could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.10 Tax Matters. The Company and each Subsidiary has prepared and filed (or filed applicable extensions therefore) all tax returns required to have been filed by the Company or such Subsidiary with all appropriate governmental agencies and paid all taxes shown thereon or otherwise owed by it, other than any such taxes which the Company or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Company's financial statements included in the SEC Filings. The charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company or any Subsidiary nor, to the Company's Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company and its Subsidiaries, taken as a whole. All taxes and other assessments and levies that the Company or any Subsidiary is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due, other than any such taxes which the Company or any Subsidiary are contesting in good faith and for which adequate reserves have been provided and reflected in the Company's financial statements included in the SEC Filings. There are no tax liens or claims pending or, to the Company's Knowledge, threatened in writing against the Company or any Subsidiary or any of their respective assets or property. Except as described in the SEC Filings, there are no outstanding tax sharing agreements or other such arrangements between the Company and any Subsidiary or other corporation or entity.

4.11 Title to Properties. Except as disclosed in the SEC Filings, the Company and each Subsidiary has good and marketable title to all real properties and all other properties and assets (excluding Intellectual Property assets which are the subject of Section 4.14 hereof) owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company and each Subsidiary holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

4.12 Certificates, Authorities and Permits. The Company and each Subsidiary possess adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, except to the extent failure to possess such certificates, authorities or permits could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate, and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company or such Subsidiary, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.13 Labor Matters.

(a) Except as set forth in the SEC Filings, the Company is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Company has not violated in any material respect any laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees' health, safety, welfare, wages and hours.

(b) (i) There are no labor complaint, grievance, disputes or arbitration existing, or to the Company's Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Company's employees, (ii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Company and (iii) to the Company's Knowledge, the Company enjoys good labor and employee relations with its employees and labor organizations.

(c) The Company is, and at all times has been, in compliance with all applicable laws respecting employment (including laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. There are no claims pending against the Company before the Human Rights Code, the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of the Human Rights Code, Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, provincial, state or local Law, statute or ordinance barring discrimination in employment.

(d) To the Company's Knowledge, the Company has no liability for the improper classification by the Company of its employees as independent contractors or leased employees prior to each Closing.

4.14 Intellectual Property. The Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted and as described in the SEC Filings as being owned or licensed by them, except where the failure to own, license or have such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. Except as described in the SEC Filings, (i) to the Company's Knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company as described in the SEC Filings or where such rights could not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate, (ii) there is no pending or, to the Company's Knowledge, threat of any, action, suit, proceeding or claim by others challenging the Company's or any Subsidiary's rights in or to, or the validity, enforceability, or scope of, any Intellectual Property owned by or licensed to the Company or any Subsidiary or claiming that the use of any Intellectual Property by the Company or any Subsidiary in their respective businesses as currently conducted infringes, violates or otherwise conflicts with the intellectual property rights of any third party, and (iii) to the Company's Knowledge, the use by the Company or any Subsidiary of any Intellectual Property by the Company or any Subsidiary in their respective businesses as currently conducted does not infringe, violate or otherwise conflict with the intellectual property rights of any third party.

4.15 Environmental Matters. To the Company's Knowledge, neither the Company nor any Subsidiary is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "Environmental Laws"), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company's Knowledge, threatened investigation that might lead to such a claim.

4.16 Litigation. There are no pending actions, suits or proceedings against or affecting the Company, its Subsidiaries or any of its or their properties; and to the Company's Knowledge, no such actions, suits or proceedings are threatened, except (i) as described in the SEC Filings or (ii) any such proceeding, which if resolved adversely to the Company or any Subsidiary, could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or since January 1, 2018 has been the subject of any action involving a claim of violation of or liability under federal, provincial, or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company's Knowledge, there is not pending or contemplated, any investigation by the SEC involving the Company or any current or former director or officer of the Company. The SEC has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the 1933 Act or the 1934 Act.

4.17 Financial Statements. The financial statements included in each SEC Filing comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent restatement) and present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be disclosed therein or in the notes thereto). Except as set forth in the SEC Filings filed prior to the date hereof, neither the Company nor any of its Subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

4.18 Insurance Coverage. The Company and each Subsidiary maintain in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company and each Subsidiary.

4.19 Brokers and Finders. No Person, including, without limitation, any Investor or any current holder of Common Shares, will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

4.20 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

4.21 No Integrated Offering. Assuming the accuracy of the Investor's representations and warranties set forth in Section 5 hereof, neither the Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, which are or will be integrated with this offering of the Securities hereunder in a manner that would adversely affect reliance by the Company on Section 4(a)(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act.

4.22 Private Placement. Assuming the accuracy of the Investor's representations and warranties set forth in Section 5 hereof and, the offer and sale of the Securities to the Investor as contemplated hereby is exempt from the registration requirements of the 1933 Act.

4.23 Questionable Payments. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any of their respective current or former shareholders, directors, officers, employees, agents or other Persons acting on behalf of the Company or any Subsidiary, has, on behalf of the Company or any Subsidiary or in connection with their respective businesses, (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds, (iii) established or maintained any unlawful or unrecorded fund of corporate monies or other assets, (iv) made any false or fictitious entries on the books and records of the Company or any Subsidiary, or (v) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.24 Transactions with Affiliates. Except as disclosed in the SEC Filings and except as would not be required to be disclosed in the SEC Filings, none of the officers or directors of the Company and, to the Company's Knowledge, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company's Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner

4.25 Internal Controls. The Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company, including the Subsidiaries, is made known to the certifying officers by others within those entities, particularly during the period in which the Company's most recently filed periodic report under the 1934 Act, as the case may be, is being prepared. The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the most recently filed periodic report under the 1934 Act (such date, the "Evaluation Date"). The Company presented in its most recently filed periodic report under the 1934 Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 308 of Regulation S-K) or, to the Company's Knowledge, in other factors that could significantly affect the Company's internal controls. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the 1934 Act.

4.26 Investment Company. The Company is not required to be registered as, and is not an Affiliate of, and immediately following each of the Closings will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

The Investor acknowledges and agrees that the Company has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 4. The Investor further acknowledges and agrees that neither the Company nor any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information received by any such Investor which constitutes or may be deemed to constitute a projection, estimate or other forecast and certain business plan information, except that such information was prepared in good faith and based upon assumptions that the Company believes to have been reasonable at the time such information, if any, was provided to the applicable Investor.

5. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company that:

5.1 Organization and Existence.  If such Investor is a corporation, limited partnership or limited liability company, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate, partnership or limited liability company power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.

5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and each will constitute the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors' rights generally.

5.3 Consents. All consents, approvals, orders and authorizations required on the part of such Investor in connection with the execution, delivery or performance of each Transaction Document and the consummation of the transactions contemplated hereby and thereby have been obtained and are effective as of the date hereof.

5.4 Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor's own account, not as nominee, trustee, representative or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same and has no arrangement or understanding with any other Persons regarding the distribution of such Securities in violation of the 1933 Act or any applicable federal, provincial or state securities law without prejudice, however, to such Investor's right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal, provincial and state securities laws. Such Investor is acquiring the Securities hereunder in the ordinary course of its business. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.5 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.6 Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, limit or otherwise affect such Investor's right to rely on the Company's representations and warranties contained in this Agreement.

5.7 Restricted Securities. Such Investor understands that the Securities are characterized as "restricted securities" under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the 1933 Act only in certain limited circumstances.

5.8 Legends. It is understood that, except as provided below, certificates evidencing the Securities and any record of a book entry or electronic issuance evidencing the Securities may bear the following or any similar legend:

(a) "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE TRANSFERRED UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO THE SECURITIES ACT, (II) SUCH SECURITIES MAY BE SOLD PURSUANT TO RULE 144, OR (III) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL TO THE TRANSFEROR, THE SUBSTANCE OF WHICH OPINION SHALL BE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH TRANSFER MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT."

(b) If required by the authorities of any state in connection with the issuance of sale of the Securities, the legend required by such state authority.

5.9 Accredited Investor. (i) In the case of a non-Canadian Investor, such Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

5.10 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any general solicitation or general advertising.

5.11 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company, any Subsidiary or an Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.12 Prohibited Transactions. Since the such time as such Investor was first contacted by the Company or any other Person acting on behalf of the Company regarding the transactions contemplated hereby through the public announcement of the Transaction, neither such Investor nor any Affiliate of such Investor which (a) had knowledge of the transactions contemplated hereby, (b) has or shares discretion relating to such Investor's investments or trading or information concerning such Investor's investments, including in respect of the Securities, or (c) is subject to such Investor's review or input concerning such Affiliate's investments or trading (collectively, "Trading Affiliates") has, directly or indirectly, effected or agreed to effect, or will directly or indirectly effect, any short sale, whether or not against the box, established any "put equivalent position" (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Shares, granted any other right (including, without limitation, any put or call option) with respect to the Common Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Common Shares or otherwise sought to hedge its position in the Securities (each, a "Prohibited Transaction"). Investor acknowledges that the representations, warranties and covenants contained in this Section 5.12 are being made for the benefit of the Investor as well as the Company.

The Company acknowledges and agrees that Investor has not made any representations or warranties with respect to the transactions contemplated by the Transaction Documents other than those specifically set forth in this Section 5.

6. Conditions to Closings

6.1 Conditions to the Investor's Obligations. The obligation of Investor to accept delivery of any tranche of the Preferred Stock is subject to the fulfillment to such Investor's satisfaction, on or prior to an applicable Closing Date, of the following conditions, any of which may be waived by Investor, it being specifically understood that the obligation of Company to take any of the actions described in items 2 -5 of Exhibit A remain in the sole discretion of the Company:

(a) The representations and warranties made by the Company in Section 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the applicable Closing Date as so qualified, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date as so qualified, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date. The Company shall have performed in all material respects all obligations and covenants herein required to be performed by it on or prior to the Closing Date.

(b) The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Securities and the consummation of the other transactions contemplated by the Transaction Documents, all of which shall be in full force and effect.

(c) If applicable, the Company shall have filed with Nasdaq a Notification Form: Listing of Additional Shares for the listing of the Preferred Shares on Nasdaq.

(d) No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(e) No stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Shares.

6.2 Conditions to Obligations of the Company. The Company's obligation to sell and issue the Preferred Stock is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by the Investor in Section 5 hereof and, other than the representations and warranties contained in Sections 5.4, 5.5, 5.6, 5.7, 5.8, 5.9 and 5.10 (the "Investment Representations"), shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the applicable Closing Date with the same force and effect as if they had been made on and as of said date. The Investment Representations shall be true and correct in all respects when made, and shall be true and correct in all respects on the applicable Closing Date with the same force and effect as if they had been made on and as of said date. The Investor shall have performed in all material respects all obligations and covenants herein required to be performed by them on or prior to the applicable Closing Date.

(b) The Investor shall have delivered the Purchase Price to the Company.

6.3 Termination of Obligations to Effect Closings: Effects.

(a) The obligations of the Company, on the one hand, and the Investor, on the other hand, to effect any Closing after the initial Closing shall terminate as follows:

(i) Upon the mutual written consent of the Company and the Investor;

(ii) By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Investor, or

(iii) By Investor if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor,

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect such Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party's seeking to terminate its obligation to effect the applicable Closing.

7. Covenants and Agreements.

7.1 Reports. The Company will furnish to the Investor and/or its assignees such information relating to the Company and its Subsidiaries as from time to time may reasonably be requested by the Investor and/or their assignees; provided, however, that the Company shall not disclose material nonpublic information to the Investor, or to advisors to or representatives of the Investor, in connection with the transactions contemplated by this Agreement unless prior to disclosure of such information the Company identifies such information as being material nonpublic information and provides the Investor, such advisors and representatives with the opportunity to accept or refuse to accept such material nonpublic information for review and any Investor wishing to obtain such information enters into an appropriate confidentiality agreement with the Company with respect thereto.

7.2 No Conflicting Agreements. The Company will not take any action, enter into any agreement, or make any commitment that would conflict or interfere in any material respect with the Company's obligations to the Investor under the Transaction Documents.

7.3 Compliance with Laws. The Company will comply in all material respects with all applicable laws, rules, regulations, orders, and decrees of all governmental authorities.

7.4 Listing of Preferred Shares and Related Matters. Promptly following the date hereof, the Company shall take all necessary action to cause the Preferred Shares to be listed on Nasdaq no later than the Closing Date. Further, if the Company applies to have its Common Shares or other securities traded on any other principal stock exchange or market, it shall include in such application the Preferred Shares and will take such other action as is necessary to cause such Common Shares to be so listed. The Company will use commercially reasonable efforts to continue the listing and trading of its Common Shares on Nasdaq and, in accordance, therewith, will use commercially reasonable efforts to comply in all respects with the Company's reporting, filing and other obligations under the bylaws or rules of such market or exchange, as applicable.

7.5 Termination of Covenants. The provisions of Sections 7.2 through 7.4 shall terminate and be of no further force and effect on the earlier of (i) the sale or disposition of any Securities by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable securities or (ii) any Securities of the Investor becoming eligible to be sold without restriction pursuant to Rule 144.

7.6 Removal of Legends. Upon the earlier of (i) the sale or disposition of any Securities by an Investor pursuant to Rule 144 or pursuant to any other exemption under the 1933 Act such that the purchaser acquires freely tradable securities or (ii) any Securities of the Investor becoming eligible to be sold without restriction pursuant to Rule 144, upon the written request of such Investor or, in the case of Common Shares, shall cause the transfer agent for the Common Shares (the "Transfer Agent") to issue replacement certificates representing such Securities or updated or replacement records of book entries or electronic issuances evidencing such Securities. From and after the earlier of such dates, upon an Investor's written request, the Company shall promptly cause certificates or records of book-entries or electronic issuances evidencing the Investor's Securities to be replaced with certificates or records of book-entries or electronic issuances, respectively, which do not bear such restrictive legends. In addition, upon the Preferred Shares becoming eligible to be sold without restriction pursuant to Rule 144, the Company shall (1) deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a certificate or a record of book entry or electronic issuance representing Common Shares without legends upon receipt by such Transfer Agent of the legended certificates or the appropriate ownership records of book-entry or electronically issued Common Shares bearing legends, as applicable, for such Common Shares, together with either (A) a customary representation by the Investor that Rule 144 applies to the Common Shares represented thereby or (B) a statement by the Investor that such Investor has sold the Common Shares represented thereby in accordance with the Plan of Distribution contained in the Registration Statement, and (2) cause its counsel to deliver to the Transfer Agent one or more blanket opinions to the effect that the removal of such legends in such circumstances may be effected under the 1933 Act.

7.7 Short Sales.  Investor represents and warrants and covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has in the past executed, currently holds, or will execute, any Short Sales of any of the Company's securities prior to the one-year anniversary of the initial Closing pursuant to this Agreement.

7.8 Leak-out.  Investor agrees that except as set forth below, they will not, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement with the Securities and Exchange Commission in respect of, any of the Company's Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares, or (4) publicly announce an intention to effect any transaction specific in clause (1), (2), or (3) above, except that:

-beginning with the six-month anniversary of the date hereof until the 18-month anniversary of the date hereof, during any particular quarter, an Investor may sell up to 10% of the Company's securities beneficially owned by such Investor;

-beginning with the 18-month anniversary of the date hereof until the 24-month anniversary of the date hereof, during any particular quarter, an Investor may sell up to 30% of the Company's securities beneficially owned by such Investor.

7.9 Board Seat.  Upon the closing of the Company's pending merger with Gryphon Digital Mining, Inc., and so long as the Investor beneficially owns at least 10% of the outstanding Common Shares of the Company or a combination of Preferred Stock and Common Shares which after conversion amount to at least 10% of the outstanding Common Shares of the Company after such conversion, Investor shall have the right to nominate, subject to the Company's approval, not to be unreasonably withheld of such candidate, one member of the Board of Directors of the Company, with such director's term, if elected, commencing following the Company's next annual meeting where directors are ordinarily elected. In furtherance of the following, (a) Company shall include any such nominee as part of the slate supported by the Company at such meeting and (b) where there is a vacancy on the Board of Directors occurring at any time after the initial Closing and the next annual meeting where directors are ordinarily elected, the Company shall take all such proper action needed to appoint a nominee of Investor to such vacancy.

8. Indemnification.

8.1  Indemnification. The Company agrees to indemnify and hold harmless Investor and its Affiliates and their respective directors, officers, trustees, members, managers, employees and agents, and their respective successors and assigns, from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorney fees and disbursements (subject to Section 8.2 below) and other expenses incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) (collectively, "Losses") to which such Person may become subject as a result of any breach of any representation, warranty, covenant or agreement made by or to be performed on the part of the Company under the Transaction Documents, and will reimburse any such Person for all such amounts as they are incurred by such Person.

8.2 Conduct of Indemnification Proceedings. Any person entitled to indemnification hereunder shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. The Company will not be liable to any indemnified party under this Agreement (x) for any settlement by such indemnified party effected without the Company's prior written consent, which shall not be unreasonably withheld, conditioned or delayed, or (y) for any Losses incurred by such indemnified party which a court of competent jurisdiction determines in a final judgment which is not subject to further appeal are solely attributable to (A) a breach of any of the representations, warranties, covenants or agreements made by such indemnified party under this Agreement or in any other Transaction Document or (B) the fraud, gross negligence or willful misconduct of such indemnified party.

9. Miscellaneous.

9.1 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investor, as applicable, provided, however, that Investor may assign its rights and delegate its duties hereunder in whole or in part to an Affiliate or to a third party acquiring some or all of its Securities in a transaction complying with applicable securities laws without the prior written consent of the Company. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Without limiting the generality of the foregoing, in the event that the Company is a party to a merger, amalgamation, consolidation, share exchange or similar business combination transaction in which the Common Shares is converted into the equity securities of another Person, from and after the effective time of such transaction, such Person shall, by virtue of such transaction, be deemed to have assumed the obligations of the Company hereunder, the term "Company" shall be deemed to refer to such Person and the term "Common Shares" shall be deemed to refer to the securities received by the Investor in connection with such transaction. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

9.2 Counterparts; Faxes. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

9.3 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

9.4 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given as hereinafter described (i) if given by personal delivery, then such notice shall be deemed given upon such delivery, (ii) if given by electronic mail, telex or telecopier, then such notice shall be deemed given upon receipt of confirmation of complete transmittal, (iii) if given by mail, then such notice shall be deemed given upon the earlier of (a) receipt of such notice by the recipient or (b) three days after such notice is deposited in first class mail, postage prepaid, and (iv) if given by an internationally recognized overnight air courier, then such notice shall be deemed given one Business Day after delivery to such carrier. All notices shall be addressed to the party to be notified at the address as follows, or at such other address as such party may designate by ten days' advance written notice to the other party:

If to the Company:

Sphere 3D Corp.

895 Don Mills Road, Building 2, Suite 900

Toronto, Ontario, Canada M3C 1W3

Attention:  Peter Tassiopoulos, Chief Executive Officer

Fax:  (858) 495-4267

With a copy to:

Pryor Cashman LLP

7 Times Square

New York, New York 10036

Attention: M. Ali Panjwani, Esq.

Fax: (212) 326-0806

If to the Investor:  Hertford Advisors Ltd.

Office #122

Windward 3 Building,

Regatta Office Park

West Bay Road

Grand Cayman E9 KY 1-9006

Fax:                    .

to the addresses set forth on the signature pages hereto.

9.5 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith, regardless of whether the transactions contemplated hereby are consummated.  In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party or parties which do not prevail in such proceedings shall severally, but not jointly, pay their pro rata share of the reasonable attorneys' fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

9.6 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investor. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

9.7 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investor without the prior consent of the Company (in the case of a release or announcement by the Investor) or the Investor (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investor, as the case may be, shall allow the Investor or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on the portion of such release or announcement concerning the transactions contemplated hereby in advance of such issuance. The Company will make such filings and notices in the manner and time required by the SEC or Nasdaq. The Company will disclose the consummation of the transactions contemplated by this Agreement no later than its next quarterly earnings release issued after the consummation of the transactions contemplated by this Agreement.

9.8 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

9.9 Entire Agreement. This Agreement, including the Exhibits and the Schedules, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

9.10 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

9.11 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York (except to the extent the provisions of the Business Corporations Act (Ontario). Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. TO THE EXTENT ALLOWABLE UNDER APPLICABLE LAW, EACH OF THE PARTIES HERETO WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

IN WITNESS WHEREOF, the parties have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

SPHERE 3D CORP.

By:	/s/ Peter Tassiopoulos
Name:	Peter Tassiopoulos
Title:	Chief Executive Officer

The Investor:	Hertford Advisors Ltd.

	By:	/s/ Eric Strachan
	Name:	Eric Strachan
	Title:	Director

EXHIBIT A

1. Upon assignment by Hertford Advisors ("Hertford") to the Company of the Hosting Agreement and three Equipment Agreements, the Company will issue to Hertford a number of its Common Shares equal to 19.9% of its outstanding Common Shares on the date hereof.

2. Upon the payment by the Company of a deposit for 60,000 Machines pursuant to the first Equipment Agreement, the Company will issue Hertford 96 thousand shares of Series H Preferred Stock.

3. Upon the payment by the Company of a deposit for 60,000 Machines pursuant to the second Equipment Agreement, the Company will issue Hertford 75 thousand shares of Series H Preferred Stock.

4. Upon the payment by the Company of a deposit for 100,000 Machines pursuant to the three Equipment Agreement, the Company will issue Hertford 75 thousand shares of Series H Preferred Stock.

5. Upon entry by the Company into a definitive agreement for energy hosting for such equipment referenced above, the Company will issue Hertford an additional 30 thousand shares of Series H Preferred Stock.

6. Upon entry by the Company into a definitive agreement for financing of at least $250 million, the Company will issue Hertford an additional 20 thousand shares of Series H Preferred Stock.

For the avoidance of doubt, all of the securities referenced in this Exhibit A shall be subject to the entirety of the Agreement of which this Exhibit A is a part, including, but not limited to, the provisions of Section 7.8.